August 27, 2019

JAMES D. EVANS	EMAIL JEVANS@FENWICK.COM DIRECT DIAL (206) 389-4559

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].” THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer López, Staff Attorney

Lilyanna Peyser, Special Counsel

Bill Thompson, Senior Assistant Chief Accountant

Donna Di Silvio, Staff Accountant

Re:	Peloton Interactive, Inc.

Registration Statement on Form S-1

File No. 333-233482

Ladies and Gentlemen:

On behalf of Peloton Interactive, Inc. (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission (the “Commission”) on May 23, 2019 (in the form initially filed with the Commission on August 27, 2019, the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) in order to provide certain supplemental information to enable the Staff to complete its review of the Company’s equity awards pricing and fair value determinations. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY PELOTON INTERACTIVE, INC.

PELOTON INTERACTIVE-1

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2019

Preliminary IPO Price Range

We advise the Staff that the Company currently anticipates that it will include a price range in its preliminary prospectus for the proposed offering that will be between $[***] and $[***] per share (the “Preliminary Price Range”). The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters on the proposed initial public offering (the “Offering”), including discussions that took place on August 21, 2019 among the Company’s Board of Directors (the “Board”), senior management of the Company and representatives of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, the lead underwriters of the Offering. Prior to August 21, 2019, the Board and senior management of the Company had not together held formal discussions with the underwriters regarding a price range for the Offering. However, on August 19, 2019, the senior management of the Company held preliminary and informal discussions with the lead underwriters regarding a potential price range for the Offering. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s Class A common stock (“Common Stock”) and assumes a successful Offering in [***] with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party.

The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20%. The Company expects to include the Bona Fide Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [***], 2019.

Fair Value Determinations

Given the absence of an active market for the Common Stock, the Board was required to estimate the fair value of the Common Stock at the time of each equity-based award based upon several factors, including the Board’s consideration of input from management and contemporaneous third-party valuations.

We supplementally advise the Staff that, as described on pages 86 through 88 of the Registration Statement, the Board has considered a variety of factors in determining the fair value of the Common Stock for purposes of granting stock options to date. In valuing the Common Stock, the Board determined the enterprise value of the Company using valuation methods it deemed appropriate under the circumstances applicable at the valuation date, including combinations of income and market approaches with input from management. The income approach used by the Company estimates the fair value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using an appropriate discount rate to reflect the risks inherent in the Company achieving these estimated cash

CONFIDENTIAL TREATMENT REQUESTED BY PELOTON INTERACTIVE, INC.

PELOTON INTERACTIVE-2

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2019

flows. The market approach used by the Company estimates value based on a comparison of the Company to comparable public companies in a similar line of business. The guideline public companies method estimates value by applying a representative revenue multiple from a peer group of companies in similar lines of business to the Company’s forecasted revenue. The Company’s peer group of companies was selected based on operational and economic similarities to the Company and factors considered included, but were not limited to, industry, business model, growth rates, customer base, capitalization, size, profitability and stage of development. From time to time, the Company has updated the set of comparable companies as new or more relevant information became available. This approach involves the identification of relevant transactions, and determining relevant multiples to apply to the Company’s revenue.

Once an enterprise value was determined, the Company used one or a hybrid of the following methods to allocate such value to each of its classes of stock: (1) the option pricing method (“OPM”) or (2) a probability weighted expected return method (“PWERM”). The OPM treats common stock and preferred stock as call options on a business, with exercise prices based on the liquidation preferences, participation rights and exercise prices of the equity instruments. The common stock only has value if the funds available for distribution to the holders of common stock exceed the value of the liquidation preference of the preferred stock at the time of a liquidity event, such as a merger, sale, or initial public offering (“IPO”), assuming the business has funds available to make a liquidation preference meaningful and collectible by stockholders. The common stock is modeled as a call option with a claim on the business at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call option. The estimated per share value of the common stock derived from the OPM may then be discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies, which impacts liquidity. The discount for marketability is determined using a protective put option model, in which a put option is used as a proxy for measuring discounts for lack of marketability of securities.

Under PWERM, the value of a company’s common stock is estimated based upon an analysis of future values for the entire enterprise assuming various outcomes. For each of the various scenarios, the rights and preferences for each stockholder class are considered to allocate the enterprise value to common shares. The common stock value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. The resulting common stock value is then multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based on discussions between the Board and management. The estimated per share value of the common stock derived from the PWERM may then be discounted by a non-marketability factor to account for a lack of access to an active public market.

In determining the fair value of the Common Stock, the Company also considered any private or secondary transactions involving the Company’s capital stock as well as tender offers. In the Company’s evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to the Company’s financial information.

CONFIDENTIAL TREATMENT REQUESTED BY PELOTON INTERACTIVE, INC.

PELOTON INTERACTIVE-3

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2019

A summary of the Company’s stock option grants and the associated valuations for the period starting July 1, 2018 through the date of this letter are below:

Date of Grant	Number of Shares Subject to Stock Options Granted	Exercise Price Per Share	Common Stock Fair Value Per Share Used for Financial Reporting Purposes	Valuation Report Date

September 7, 2018	1,769,800	$8.82	$8.82	August 30, 2018

October 11, 2018	868,800	$8.82	$8.82	August 30, 2018

December 5, 2018	540,750	$8.82	$8.82	August 30, 2018

January 17, 2019*	13,495,000	$8.82	$11.71	August 30, 2018

April 26, 2019	13,223,705	$14.59	$14.59	March 31, 2019

May 23, 2019**	725,307	$14.59	$18.41	March 31, 2019

June 13, 2019**	1,424,700	$14.59	$19.93	March 31, 2019

August 6, 2019**	352,200	$17.22	$23.82	June 30, 2019

August 21, 2019***	311,850	$ [***]	$ [***]	N/A

*Given that nearly five months had elapsed since the date of the August 2018 Valuation Report (as defined below), as well as the size of the grants, expected increase in valuation and commencement of preliminary preparations for the Offering, the Company used, for accounting purposes, a linear midpoint valuation between August 30, 2018, the date of the August 2018 Valuation Report, and March 31, 2019, the date of the March 2019 Valuation Report (as defined below), for the January 17, 2019 stock option grants.

**The fair value for accounting purposes as of May 23, 2019, June 13, 2019 and August 6, 2019 was determined assuming that the fair value of the Common Stock increased on a straight-line linear basis between March 31, 2019, the date of the March 2019 Valuation Report, which was $14.59 per share, to the date of the Company’s expected Offering in [***] based on $[***], which represents senior management’s estimate of the potential preliminary price range following the preliminary and informal discussions with the underwriters on August 19, 2019.

***The fair value for accounting purposes as of August 21, 2019 was determined assuming that the fair value of the Common Stock was the midpoint of the Preliminary Price Range as of August 21, 2019, the date that the underwriters recommended the Preliminary Price Range.

No single event caused the valuation of the Common Stock to fluctuate. Instead, a combination of Company specific factors and external market factors described below led to the changes in the fair value. For example, total revenue grew from $435.0 million for the fiscal year ended June 30, 2018 to $915.0 million for the fiscal year ended June 30, 2019, representing period-over-period total revenue growth of 110.3%, and the Company expects to continue to grow its business in future periods. In addition, the Dow Jones index, S&P 500, and Nasdaq composite index increased by approximately 12%, 10% and 7%, respectively, between June 30, 2018 and June 30, 2019, which had a positive impact on the Company’s fair value determinations during that period.

CONFIDENTIAL TREATMENT REQUESTED BY PELOTON INTERACTIVE, INC.

PELOTON INTERACTIVE-4

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2019

August 2018 Valuation Report

The fair value determination for the stock options granted on September 7, 2018, October 11, 2018, December 5, 2018 and January 17, 2019 was based in part upon a contemporaneous valuation provided by an independent third-party valuation firm as of August 31, 2018 (the “August 2018 Valuation Report”). While the traditional income-based and market-based approaches were considered in determining the enterprise value of the Company, given the proximity of the Company’s Series F Preferred Stock financing to the valuation date and the arm’s-length nature of the transaction, the financing as well as a pending tender offer were the primary inputs used to determine the fair market value of the Common Stock. Once the enterprise value of the Company had been determined, the OPM allocation method was then utilized to allocate that value among the holders of the various classes of the outstanding securities of the Company, which resulted in an unadjusted per share value of $8.18. There was no IPO scenario considered within the August 2018 Valuation Report due to the uncertainty around an IPO and timing of any such IPO, as the Company had not yet selected underwriters for the Offering, commenced preparations for the Offering, or determined the timing of the Offering. The August 2018 Valuation Report then set forth a protective put analysis that was utilized to calculate the 20% discount that was applied to the unadjusted per share value of the Common Stock to account for the substantive control and economic rights enjoyed by the preferred stockholders of the Company that are not enjoyed by holders of the Common Stock as well as the illiquidity of the Common Stock. The result of the enterprise valuation was weighted at 70%, with the pending tender offer receiving the remaining 30% weighting. The pending tender offer had received a 30% weighting because the Company contemplated that a significant tender offer would occur in connection with the Series F Preferred Stock financing, that would be executed at the Series F Preferred Stock price which was greater than the Common Stock price set forth in the August 2018 Valuation Report. The August 2018 Valuation Report concluded that the fair value of the Common Stock as of December 31, 2017 had risen to $8.82 per share.

As there were no material changes to the business or assumptions used in the August 2018 Valuation Report, the Company believes that $8.82 was the appropriate Common Stock fair value established by the Board for the September 7, 2018, October 11, 2018 and December 5, 2018 stock option grants. However, with respect to the January 17, 2019 stock option grants, while the Company had not yet selected the underwriters for the Offering, it had commenced undertaken preliminary preparations for the Offering. Given this and that nearly five months had elapsed since the date of the August 2018 Valuation Report, as well as size of the grants and expected increase in valuation, the Company used, for accounting purposes, a linear midpoint valuation between August 30, 2018, the date of the August 2018 Valuation Report, and March 31, 2019, the date of the March 2019 Valuation Report (as defined below), for the January 17, 2019 stock option grants which resulted in a common stock fair value for financial reporting purposes of $11.71.

CONFIDENTIAL TREATMENT REQUESTED BY PELOTON INTERACTIVE, INC.

PELOTON INTERACTIVE-5

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2019

March 2019 Valuation Report

The fair value determination for the stock options granted on April 26, 2019, May 23, 2019 and June 13, 2019 was based in part upon a contemporaneous valuation provided by an independent third-party valuation firm as of March 31, 2019 (the “March 2019 Valuation Report”). The March 2019 Valuation Report estimated the Company’s value using a PWERM allocation methodology because the likelihood of a successful IPO had increased significantly. The PWERM considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The IPO scenario was introduced for this valuation as the Company had selected underwriters in mid-February 2019 and made progress in determining the contemplated timing of the Offering. The methods were weighted as follows: (i) 40% on a non-IPO scenario that involved remaining a private company which was valued using the income method and guideline public company market approach and (ii) 60% on an IPO scenario occurring within approximately nine months, which was valued based upon an analysis of recent secondary stock transactions where the future equity value was calculated as the equity value necessary to result in a present value for preferred and common stock equivalent to the volume-weighted average price of the secondary stock transactions. The March 2019 Valuation Report applied no discount for lack of marketability for the IPO scenario. However, under the OPM scenario within the PWERM, the March 2019 Valuation Report applied a lack of marketability discount of 22.5%. The March 2019 Valuation Report concluded that the fair value of the Common Stock as of March 31, 2019 had risen to $14.59 per share.

The primary reason for the increase in the fair market value per share of $14.59 in the March 2019 Valuation Report, as compared to the fair market value per share of $8.82 in the August 2018 Valuation Report was the Company’s progress towards the Offering, as reflected by the use of a PWERM approach in the March 2019 Valuation including the introduction of an IPO scenario. The August 2018 Valuation did not consider an IPO scenario. The weighting of 60% on an IPO scenario reflected the Company’s commencement of preparations for the Offering, including the Company’s selection of underwriters in mid-February 2019 and an organizational meeting for the Offering that was held in mid-February 2019. Accordingly, the Company believes that the weighting and scenarios used in the March 2019 Valuation Report are reasonable and that $14.59 was an appropriate Common Stock fair value established by the Board for the April 26, 2019 stock option grants. However, with respect to the May 23, 2019 and June 13, 2019 stock option grants, given that the Company completed an initial confidential submission of the Registration Statement with the Commission on May 23, 2019 and made additional progress towards the Offering during May and June 2019, the Company reassessed the fair value per share for accounting purposes for the stock options granted in May and June 2019 following senior management’s informal discussions with the underwriters on August 19, 2019. The Company determined the fair value as of May 23, 2019 and June 13, 2019 for accounting purposes assuming that the fair value of the Common Stock increased on a straight-line linear basis from the fair value of the Common Stock as of March 31, 2019, the date of the March 2019 Valuation Report, to the date of the Company’s expected Offering in [***] based on $[***], which represents senior management’s estimate of the potential preliminary price range following the preliminary and informal discussions with the underwriters on August 19, 2019.

June 2019 Valuation Report

The fair value determination for the stock options granted on August 6, 2019 was based in part upon a contemporaneous valuation provided by an independent third-party valuation firm as of June 30, 2019 (the “June 2019 Valuation Report”). The June 2019 Valuation Report estimated the Company’s value using a PWERM allocation methodology because the likelihood of a successful IPO had increased significantly. The PWERM considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The methods were weighted as follows: (i) 10% on a non-IPO scenario that involved remaining a private company which was

CONFIDENTIAL TREATMENT REQUESTED BY PELOTON INTERACTIVE, INC.

PELOTON INTERACTIVE-6

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2019

valued using the guideline public company market approach and (ii) 90% on an IPO scenario assuming a September 2019 IPO. The June 2019 Valuation Report applied no discount for lack of marketability for the IPO scenario. However, under the OPM scenario within the PWERM, the June 2019 Valuation Report applied a lack of marketability discount of 22.5%. The June 2019 Valuation Report concluded that the fair value of the Common Stock as of June 30, 2019 had risen to $17.22 per share.

The primary reason for the increase in the fair market value per share of $17.22 in the June 2019 Valuation Report, as compared to the fair market value per share of $14.59 in the March 2019 Valuation Report was the Company’s progress towards the Offering, as reflected by the increase of the weighting of an IPO scenario to 90% from 60% in the March 2019 Valuation Report. The weighting of 90% on an IPO scenario reflected the Company’s additional progress towards the Offering during May and June 2019, including the Company’s initial confidential submission of the Registration Statement with the Commission on May 23, 2019. However, with respect to the August 6, 2019 stock option grants, given that the Company had made additional progress towards the Offering during July 2019, including responding to and addressing comments from the Staff regarding the Registration Statement and submitting amended versions of the Registration Statement to the Commission on July 3, 2019 and July 26, 2019, the Company reassessed the fair value per share for accounting purposes for the stock options granted on August 6, 2019 following senior management’s informal discussions with the underwriters on August 19, 2019. The Company determined the fair value as of August 6, 2019 for accounting purposes assuming that the fair value of the Common Stock increased on a straight-line linear basis from the fair value of the Common Stock as of March 31, 2019, the date of the March 2019 Valuation Report, to the date of the Company’s expected Offering in [***] based on $[***], which represents senior management’s estimate of the potential preliminary price range following the preliminary and informal discussions with the underwriters on August 19, 2019.

With respect to the August 21, 2019 stock option grants, given receipt of the recommendation by the underwriters of the Preliminary Price Range on the same date as these grants, the Company determined the fair value as of August 21, 2019 for accounting purposes assuming that the fair value of the Common Stock was the midpoint of the Preliminary Price Range as of August 21, 2019.

Additional Considerations

In addition to the analysis described above, the Company also submits that the Common Stock fair valuation determinations described above are reasonable due to: (i) the Preliminary Price Range assuming that the Offering has occurred and a public market for the Common Stock has been created, and therefore excludes any marketability or illiquidity discount for the Common Stock, which was appropriately taken into account in the Board’s fair value determinations; (ii) the differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company’s management, which assume a successful Offering with no weighting attributed to any other outcome, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board; (iii) the differences in comparable companies in the fitness and wellness markets discussed between the Company and the underwriters with respect to the underwriters’ view of the initial public offering market and the positioning of the Company for a successful Offering, as compared to the narrower set of comparable companies used by the Board in determining the valuations; (iv) the time value of money taking into account the expected timing of the Offering and potential delays in that timing; (v) the possibility that the actual offering price could be lower than the Preliminary Price Range; and (vi) the 180-day lock-up to which certain of the shares underlying stock options will be subject after the Offering.

CONFIDENTIAL TREATMENT REQUESTED BY PELOTON INTERACTIVE, INC.

PELOTON INTERACTIVE-7

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2019

Conclusion

As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company also believes that the fair values determined by the Board for the Common Stock underlying each stock option grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants, including with respect to the May 23, 2019, June 13, 2019, August 6, 2019 and August 21, 2019 stock option grants.

The Company advises the Staff that the Company intends to use the midpoint of the bona fide offering price range disclosed in the Company’s preliminary prospectus to value, for accounting purposes, any additional stock options granted after the date that the underwriters recommended the Preliminary Price Range until the time that there is a public market for its Common Stock.

*            *             *

CONFIDENTIAL TREATMENT REQUESTED BY PELOTON INTERACTIVE, INC.

PELOTON INTERACTIVE-8

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559 or, in his absence, Ran D. Ben-Tzur at (650) 335-7613.

Sincerely yours,

/s/ James D. Evans

James D. Evans

cc:	John Foley, Chief Executive Officer

Jill Woodworth, Chief Financial Officer

Hisao Kushi, Chief Legal Officer

Peloton Interactive, Inc.

Cynthia C. Hess

Ran D. Ben-Tzur

Fenwick & West LLP

CONFIDENTIAL TREATMENT REQUESTED BY PELOTON INTERACTIVE, INC.

PELOTON INTERACTIVE-9